# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ETF Opportunities Trust, CIK 0001771146
CUSIP: 26923W868
Title of class of securities: HCM Large-Cap Growth ETF shares of beneficial interest
Address of issuer's principal executive offices: 8370 STONY POINT PARKWAY, SUITE 205, RICHMOND, Virginia (VA), 23235
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002156110

## Reporting persons
- Whitman Charles Thomas: type of reporting person: individual (IN); citizenship or place of organization: Tennessee (TN); member of a group; sole voting power 683,281; shared voting power 0; sole dispositive power 683,281; shared dispositive power 0; aggregate amount beneficially owned 683,281 (23.3% of the class)
- Katherine Handwerker Whitman: type of reporting person: individual (IN); citizenship or place of organization: Tennessee (TN); member of a group; sole voting power 1,073,502; shared voting power 0; sole dispositive power 1,073,502; shared dispositive power 0; aggregate amount beneficially owned 1,073,502 (36.5% of the class)
  Comment: At September 30, 2026, Charles Thomas Whitman owned 683,281 shares, or 23.2% of the share class. At the same date, Katherine Handwerker Whitman owned 390,221 shares, or 13.3% of the share class. Our family is still working on obtaining filer authority for Katherine Handwerker Whitman.

## Item 1. Issuer
Name of issuer: ETF Opportunities Trust
Address of issuer's principal executive offices: 8370 STONY POINT PARKWAY, SUITE 205, RICHMOND, VIRGINIA, 23235.

## Item 2. Person Filing
Name of person filing: Charles Thomas Whitman
Address of principal business office or, if none, residence:
257 Meadowgrove Lane
Memphis, TN 38120
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 683281 shares
Percent of class: 23.2%
Sole power to vote or to direct the vote: 683281 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 683281 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Additional Group Member is Katherine Handwerker Whitman, the wife of Charles Thomas Whitman.

Please note that Katherine Whitman's EDGAR Filer application is still in process. Katherine owned 390,221 shares of the same instrument (HCM Large-Cap Growth ETF) on June 30, 2026, representing 13.3% of outstanding shares.

The collective ownership details of Charles Thomas Whitman and Katherine Handwerker Whitman are provided in an attached spreadsheet.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Spreadsheet detailing Identification and Classification of Members of the Group.

## Signatures
- Whitman Charles Thomas: Christopher T Whitman, Christopher T Whitman (POA) (10/05/2026)
- Katherine Handwerker Whitman: Christopher T Whitman, Christopher T Whitman (son) (10/05/2026)
Comment: Filing is being submitted by Christopher Thomas Whitman, the filer's elder son and POA. The POA was submitted with the EDGAR Filer application in September 2026.